Exhibit 99.1

Termination of Licensing Agreement for Bioprinting of Scaffolds for Lung Transplants

REHOVOT, Israel, February 25, 2021 /PRNewswire/ -- CollPlant Biotechnologies (NASDAQ:CLGN) a regenerative and aesthetics medicine company, today announced that on February 24, 2021 it received a notice from Lung Biotechnology, a United Therapeutics subsidiary, informing the Company of the termination of the licensing agreement between the parties. In the last few years, the parties collaborated under an agreement for the development of formulations for bioprinting scaffolds for lung transplants.

CollPlant runs several programs for the use of its proprietary BioInks and rhCollagen for different regenerative and aesthetics products. Some of these are being discussed with third parties. Furthermore, CollPlant runs inhouse development programs for 3D bioprinting of tissues, including the development of its proprietary soft tissue fillers and breast implants.

Yehiel Tal, Chief Executive Officer of CollPlant, stated, “We greatly appreciate the work done in recent years with Lung Biotechnology to address the global need for life-saving organs. Our rhCollagen-based BioInks have several advantages that makes them ideal for use in regenerative medicine applications. Today we are in business dialogue with a number of tier-one companies in the regenerative and aesthetics fields, which have the potential to yield meaningful collaborations with value creation for CollPlant. We are currently focused on the development work with Allergan Aesthetics, under the recently announced agreement for the development and commercialization of dermal and soft tissue fillers. CollPlant is also making progress in the development programs for 3D bioprinting of organs and tissues”

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine. CollPlant recently entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information, visit http://www.collplant.com.

Contacts at CollPlant:

Eran Rotem

Deputy CEO & Chief Financial Officer

Tel: + 972-73-2325600/631

Email: Eran@collplant.com

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s expectations regarding the timing and cost of commencing clinical trials with respect to products which are based on CollPlant’s rhCollagen; CollPlant’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to the products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the products; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; CollPlant’s ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant is able to establish and maintain for intellectual property rights and the companies’ ability to operate their business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F, respectively, filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and neither company undertakes, and each company specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.